Exhibit 23.1

                       Independent Auditors' Consent

The Board of Directors
Sealed Air Corporation:

We consent to incorporation by reference in this registration statement on Form S-8 of Sealed Air Corporation (formerly W. R. Grace & Co., and subsequent to the merger with Sealed Air Corporation and subsidiaries (Old Sealed Air) on March 31, 1998, the Company changed its name to Sealed Air Corporation) of our report dated January 20, 1998, except for note 2 which is as of March 23, 1998, relating to the consolidated balance sheets of Old Sealed Air as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, and related consolidated financial statement schedule, which report appears in the Form 8-K of Sealed Air Corporation dated March 31, 1998.


                                   s/KPMG Peat Marwick LLP


Short Hills, New Jersey
July 15, 1998